Exhibit 99.1

SGOCO Group, Ltd. Announces Third Quarter 2013 Financial Results

BEIJING, CHINA, November 20, 2013 – SGOCO Group, Ltd. (Nasdaq: SGOC) (“SGOCO” or the “Company”), a company focused on product design, distribution and brand development in the flat-panel display market, today announced its unaudited financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Comparisons with Third Quarter 2012 - Financial Highlights

•	Total revenue increased 65.0% year-over-year to $43.0 million
•	Gross profit increased 268.2% year-over-year to $3.5 million, with gross margin at 8.1% as compared to 3.6%
•	Operating income increased to $2.4 million as compared to operating loss of $0.8 million, with operating margin at 5.7% as compared to negative 2.9%
•	Net income increased to $2.2 million as compared to net loss of $1.1 million, with net margin at 5.0% as compared to negative 4.2%
•	Basic and diluted earnings per share (“EPS”) were $0.12 as compared to basic and diluted loss per share of $0.06

Third Quarter 2013 Comparisons with Third Quarter 2012 - Operational Highlights

•	SGOCO Brand and Licensed Brands generated $23.9 million, an increase of 35.8% year-over-year, representing 55.6% of total revenues as compared to 67.6%. Key Accounts sales generated $19.0 million, an increase of 125.2% year-over-year, representing 44.3% of total revenues as compared to 32.4%.

First Nine Months 2013 Comparisons with First Nine Months 2012 - Financial Highlights

•	Total revenue increased 51.8% year-over-year to $156.8 million
•	Gross profit increased 63.8% year-over-year to $12.4 million, with gross margin at 7.9% as compared to 7.3%
•	Operating income increased 210.2% year-over-year to $9.2 million, with operating margin at 5.8% as compared to 2.9%
•	Net income increased 586.3% year-over-year to $7.3 million, with net margin at 4.6% as compared to 1.0%
•	Basic and diluted earnings per share were $0.42 as compared to $0.06

First Nine Months 2013 Comparisons with First Nine Months 2012 - Operational Highlights

•	SGOCO Brand and Licensed Brands generated $101.9 million, an increase of 33.2% year-over-year, representing 65% of total revenues as compared to 74.1%. Key Accounts sales generated $42.7 million, increasing 59.5% year-over-year, representing 27.2% of total revenues as compared to 25.9%.

Mr. Burnette Or, President and Chief Executive Officer of Sgoco, commented on the results. “Our sales performance over the third quarter remained strong, despite a seasonal slowdown in the flat panel display market over the three months of July to September. This is predominantly as a result of the transition of our business model, designed to move up the value chain with a focus on branding and distribution. This strategic transition has allowed us to mitigate the pricing pressure from the overall display market during this quarter and enabled our margin to stay at a sustainable level.

“During this quarter, we continued to take concrete steps towards our previously mentioned strategic initiatives, primarily strengthening our product portfolio, expanding our sales channels and developing solution-based services for high-growth industries, and our progress in these areas has been encouraging. The development of our new products, including our previously mentioned AIOs and PIOs, have progressed well in demo showcasing and pilot sales programs. We expect some of these new products to begin providing more contributions to revenues in the coming two to three quarters. Over the next few months we will continue to evaluate our strategies for growth while maintaining our ambition to lead the industry in profitability.”

Mr. Or concluded, “In the long term, we will strive to make the necessary investments that will grow SGOCO’s revenue, by identifying and seizing the abundant opportunities prevalent in the display market. We will leverage on our core competencies to expand and extend our offerings. Our goal is to upgrade ourselves from a product provider to a solution-based enabler, and to serve retail and commercial customers in various industry verticals through our renowned omni channel model. 2013 continues to be a year of transformation and investment for SGOCO, and I believe we will see some significant momentum in 2014 as a result.”

THIRD QUARTER 2013 FINANCIAL RESULTS

Revenue

Total revenue for the third quarter 2013 increased 65.0% to $43.0 million from $26.0 million in the third quarter of 2012. The year-over-year revenue increase was mainly due to the rebound in sales volume of flat panel monitors as compared with the same quarter last year.

Of the total revenues in the quarter, $23.9 million or 55.6% of total revenues were from SGOCO Brand and its Licensed Brands; $19.0 million or 44.3% of total revenues were from Key Accounts sales; and the remaining 0.1% of total revenues were from sales of Other Application Products.

Cost of Goods Sold

Cost of goods sold increased 57.3% to $39.5 million from $25.1 million in the third quarter of 2012. The increase was generally in line with the revenue growth.

Gross Profit and Gross Margin

Gross profit increased 268.2% to $3.5 million from $0.9 million for the third quarter of 2012.

The overall gross margin for the third quarter of 2013 was 8.1%, as compared with 3.6% for the third quarter of 2012. The increase in gross margin was mainly due to the Company’s efforts in streamlining its operations while minimizing costs. During the third quarter of 2013, SGOCO Brand and its Licensed Brands’ sales had a gross margin of 8.5%, which increased from 3.9% in the third quarter of 2012. During the third quarter of 2013 and 2012, Key Accounts sales had a gross margin of 7.5% and 2.9%, respectively. Sales of other application products in the third quarter of 2013 recorded a gross margin of 11.6%, as compared to nil sales in the third quarter of 2012.

Operating Expenses

Selling, General and Administrative expenses for the third quarter of 2013 decreased 39.6% to $1.0 million from $1.7 million for the third quarter of 2012, primarily due to the decrease in General and Administrative (“G&A”) expenses.

Selling expenses for the third quarter of 2013 increased 22.2% year-over-year to $0.3 million, representing 0.6% of total revenues, compared with $0.2 million or 0.8% of total revenues in the third quarter of 2012. The increase in selling expenses was mainly attributable to an increase in transportation costs from increased product sales during the third quarter and increased staff costs in association with the growing sales teams in the Shenzhen and Beijing offices.

G&A expenses decreased 48.4% year-over-year to $0.8 million from $1.5 million for the third quarter of 2012. The decrease of G&A expenses was due to a decrease in legal and professional fees and other expenses in relation to the Company’s temporary trading halt and change of auditors in 2012.

Operating Income and Operating Margin

Operating income for the third quarter of 2013 was $2.4 million, up from operating loss of $0.8 million in the third quarter of 2012. Operating margin was 5.7%, and improved from negative 2.9% in the third quarter of 2012 due to the increase of revenue and reduction of G&A expenses.

Net Income, Net Margin and EPS

Net income for the third quarter of 2013 was $2.2 million, and improved from net loss of $1.1 million in the third quarter of 2012. Net margin was 5.0% for the third quarter of 2013, which increased from negative 4.2% in the third quarter of 2012.

Basic and diluted EPS were $0.12 for the third quarter of 2013, compared to basic and diluted loss per share of $0.06 in the third quarter of 2012. Basic and diluted EPS for the third quarter of 2013 was calculated based on 17,254,860 weighted average number of common shares as compared to 17,059,860 weighted average number of common shares in the third quarter of 2012.

Balance Sheet

Cash and cash equivalents

As of September 30, 2013, cash and cash equivalents were $13.7 million, an increase of $2.2 million from $11.5 million as of December 31, 2012. The increase in the cash position was primarily attributable to a $4.0 million short-term loan drawn in September 2013 for the purpose of operational financing.

Accounts receivable

Accounts receivable as of September 30, 2013 decreased 8.4% to $54.4 million from $59.4 million as of December 31, 2012. As of September 30, 2013, Accounts Receivable Turnover Days was 99 days compared to 87 days as of December 31, 2012. The increase in Accounts Receivable Turnover Days was mainly because most of our customers made use of the credit period we granted them.

Inventories

Inventories as of September 30, 2013 increased 349.1% to $25.7 million from $5.7 million as of December 31, 2012. The increase was primarily to fulfill the upcoming sales orders and expected market demand. As of September 30, 2013, Inventory Turnover Days was 30 days compared to 9 days as of December 31, 2012. The increase in Inventory Turnover Days was mainly due to inventory build-up by the end of the third quarter in anticipation of the Golden Week sales in China’s October National Holiday.

Working capital

Working capital increased to $85.7 million from $78.1 million as of September 30, 2013. The current ratio was 3.49 on September 30, 2013, compared to 3.86 on December 31, 2012.

CONFERENCE CALL INFORMATION

SGOCO's senior management will host a conference call on Thursday, November 21, 2013 at 8 a.m. (Eastern) /5 a.m. (Pacific) / 9 p.m. (Beijing/Hong Kong) to discuss quarterly results and operational updates.

To access the conference call, please dial in at least 10 minutes before the call.

1-877-941-1427 (US Toll-free)

1-480-629-9664 (International)

4001-200-611 (China Toll-free)

86-400-628-0671 (China)

Conference call identification number: 4647981

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://public.viavid.com/index.php?id=106646

An archive of the call will be available within 48 hours at http://www.sgocogroup.com/us/SGOC/irwebsite/index.php?mod=recent&id=17

ABOUT SGOCO GROUP, LTD.

SGOCO Group Ltd. (NASDAQ: SGOC) offers innovative display products and solutions to consumers and businesses in various industry verticals. By collaborating with its brand partners and utilizing comprehensive industry knowledge in product development, SGOCO addresses customers’ rapid-changing display needs by delivering highly intelligent products and solutions that integrate hardware and software in SGOCO’s own brand and co-brands. Leveraging on its highly integrated distribution channels, SGOCO primarily targets China’s rapidly-emerging tier three and four cities across 19 Provinces in China. SGOCO is also regarded as a reliable brand developer. SGOCO was established in 2005 and maintains its headquarters in Beijing, China. For more information about SGOCO, please visit our investor relations website http://www.sgocogroup.com.

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Serena Wu

Investor Relations Manager

Tel: +86 (10) - 85870173 (China)

US: +1(646) - 5831616 (Voice mail)

Email:ir@sgoco.com

SAFE HARBOR AND INFORMATIONAL STATEMENT

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," “will,” "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus to a “light-asset” model. Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, requirements or changes adversely affecting the LCD and LED market in China; fluctuations in customer demand for LCD and LED products generally; our success in promoting our brand of LCD and LED products in China and elsewhere; our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trends and client mix; possibility of securing loans and other financing without fixed assets as collateral; changes in government policy in China; the fluctuations and competition in sales and sale prices of LCD and LED products in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(Unaudited)

(In thousands of U.S. dollars except share and per share data)

	2013	2012
REVENUES:
Revenues	42,969	26,047

COST OF GOODS SOLD:
Cost of goods sold	39,501	25,105

GROSS PROFIT	3,468	942

OPERATING EXPENSES:
Selling expenses	259	212
General and administrative expenses	765	1,482
Total operating expenses	1,024	1,694

INCOME (LOSS) FROM OPERATIONS	2,444	(752)

OTHER INCOME (EXPENSES):
Interest income	2	1
Interest expense	(63)	(12)
Other income (expense), net	267	(23)
Change in fair value of warrant derivative liability	17	27
Total other income (expenses), net	223	(7)

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	2,667	(759)

PROVISION FOR INCOME TAXES	513	331
NET INCOME (LOSS)	2,154	(1,090)

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	26	(3)

COMPREHENSIVE INCOME (LOSS)	2,180	(1,093)

EARNINGS (LOSS) PER SHARE:
Basic	0.12	(0.06)
Diluted	0.12	(0.06)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	17,254,860	17,059,860
Diluted	17,254,860	17,059,860

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(Unaudited)

(In thousands of U.S. dollars except share and per share data)

	2013	2012
REVENUES:
Revenues	156,754	103,272

COST OF GOODS SOLD:
Cost of goods sold	144,341	95,692

GROSS PROFIT	12,413	7,580

OPERATING EXPENSES:
Selling expenses	815	460
General and administrative expenses	2,435	4,166
Total operating expenses	3,250	4,626

INCOME FROM OPERATIONS	9,163	2,954

OTHER INCOME (EXPENSES):
Interest income	7	3
Interest expense	(156)	(51)
Other income (expense), net	206	(35)
Change in fair value of warrant derivative liability	(10)	75
Total other income (expenses), net	47	(8)

INCOME BEFORE PROVISION FOR INCOME TAXES	9,210	2,946

PROVISION FOR INCOME TAXES	1,942	1,887
NET INCOME	7,268	1,059

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	132	(85)

COMPREHENSIVE INCOME	7,400	974

EARNINGS PER SHARE:
Basic	0.42	0.06
Diluted	0.42	0.06

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	17,172,820	17,059,860
Diluted	17,172,820	17,059,860

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(In thousands of U.S. dollars except share and per share data)

	September 30, 2013	December 31, 2012
ASSETS	(Unaudited)
CURRENT ASSETS
Cash	13,681	11,548
Accounts receivable, net of provision for doubtful accounts of $106 and nil, respectively	54,393	59,355
Notes receivable	1,640	-
Other receivables and prepayments	4,194	169
Inventories	25,709	5,725
Advances to suppliers	20,502	28,511
Other current assets	85	78
Total current assets	120,204	105,386

PLANT AND EQUIPMENT, NET	241	261

Total assets	120,445	105,647

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loans	11,451	6,230
Accounts payable, trade	8,342	12,038
Accrued liabilities	191	156
Short-term loan – shareholder	-	209
Other payables	480	379
Customer deposits	6,098	1,155
Taxes payable	7,915	7,147
Total current liabilities	34,477	27,314

OTHER LIABILITIES
Warrant derivative liability	28	18
Total liabilities	34,505	27,332

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of September 30, 2013 and December 31, 2012, respectively	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized, 17,660,356 and 17,465,356 issued and outstanding as of September 30, 2013 and December 31, 2012, respectively	18	17
Paid-in-capital	25,052	24,828
Statutory reserves	401	401
Retained earnings	60,312	53,044
Accumulated other comprehensive income	157	25
Total shareholders' equity	85,940	78,315
Total liabilities and shareholder’s equity	120,445	105,647

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(Unaudited)

(In thousands of U.S. dollars)

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	7,268	1,059
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	54	49
Provision for doubtful debts	106	-
Change in fair value of warrant derivative liability	10	(75)
Share-based compensation expenses	225	273
Change in operating assets and liabilities
Accounts receivable, trade	4,449	(5,556)
Notes receivable	(1,640)	(3,679)
Other receivables and prepayments	(3,976)	(209)
Inventories	(19,626)	34,132
Advances to suppliers	8,555	(39,460)
Other current assets	(3)	(68)
Accounts payables, trade	(3,924)	(730)
Notes payables	-	254
Accrued liabilities	31	(142)
Other payables	91	117
Customer deposits	4,860	403
Taxes payable	599	1,494
Net cash used in operating activities	(2,921)	(12,138)

CASH FLOWS FROM INVESTING ACTIVITIES:
Settlement of consideration received from disposal of subsidiaries	-	18,734
Purchase of equipment	(29)	(105)
Net cash (used in) provided by investing activities	(29)	18,629

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	-	(254)
Proceeds from short-term loans	5,221	-
Repayment of the short-term loan - shareholder	(209)	-
Net cash provided by (used in) financing activities	5,012	(254)

EFFECT OF EXCHANGE RATE ON CASH	71	(24)

INCREASE IN CASH	2,133	6,213

CASH, beginning of period	11,548	535

CASH, end of period	13,681	6,748

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest expenses paid (net of amount capitalized)	156	51
Income taxes paid	1,191	432

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Settlement of consideration receivable – received in finished goods	-	38,992